Supplement to Prospectus Supplement Dated December 31, 2008

Dated: August 1, 2010

STATE OF ISRAEL
JUBILEE FIXED RATE BONDS (SIXTH SERIES)
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Effective as of August 1, 2010, the maximum amount of 1-Year Maccabee Fixed Rate Bonds and 2-Year Maccabee Fixed Rate Bonds that may be purchased by any person on any purchase date in the name of any one holder is $5,000.